SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For March 10, 2023

Commission File Number: 0-17601

BONSO ELECTRONICS INTERNATIONAL INC.

(Exact name of Registrant as specified in its charter)

British Virgin Islands

(Jurisdiction of incorporation or organization)

Unit 1404, 14/F, Cheuk Nang Centre,

9 Hillwood Road, Tsimshatsui

Kowloon, Hong Kong

(Address of principal executive offices)

Albert So, Chief Financial Officer and Secretary

Tel: (852) 2605-5822 Fax: (852) 2691-1724

Email: albert@bonso.com

Unit 1404, 14/F, Cheuk Nang Centre,

9 Hillwood Road, Tsimshatsui

Kowloon, Hong Kong

(Name, Telephone, email and/or fax number and address of Company Contact Person)

[Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ___X__ Form 40-F ______

[Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes _____ No ___X__

ANNUAL GENERAL MEETING OF SHAREHOLDERS

Bonso Electronics International Inc., a British Virgin Islands corporation (the "Corporation" or "Bonso"), held its Annual General Meeting of Shareholders at 11:00 a.m., local time, on March 10, 2023, at the offices of the Corporation’s China subsidiary located at the 10th Floor, Commercial Building, 2 Zheng Feng Bei Road, Fu Yong, Shenzhen, China for the following purposes:

1.	To elect the following six (6) persons to serve as directors of the Corporation until the next annual meeting of Shareholders and thereafter until their successors shall have been elected and qualified: Anthony So, Andrew So, Albert So, Kim Wah Chung, Woo Ping Fok and Henry F. Schlueter; and

2.	To ratify the selection of MSPC Certified Public Accountants and Advisors, P.C. as the independent public accountants of the Corporation for the fiscal year ending March 31, 2023.

Only Shareholders of record at the close of business on February 8, 2023, were entitled to notice of and to vote at the Meeting, and the Notice of the meeting was sent on or about February 15, 2023, to all Shareholders of record.

RESULTS OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

On March 10, 2023, the Company's Annual General Meeting of Shareholders was held at the offices of the Corporation’s China subsidiary located at the 10th Floor, Commercial Building, 2 Zheng Feng Bei Road, Fu Yong, Shenzhen, China. The results of the Annual Meeting were as follows:

1.	The following six (6) persons were elected to serve as directors of the Corporation until the next annual meeting of Shareholders and thereafter until their successors shall have been elected and qualified: Anthony So, Andrew So, Albert So, Kim Wah Chung, Woo Ping Fok and Henry F. Schlueter; and

2.	MSPC Certified Public Accountants and Advisors, P.C. was ratified as the independent public accountants of the Company for the fiscal year ending March 31, 2023.

Exhibits

99.1	Notice and Proxy Statement for the Annual General Meeting
99.2	Press Release dated March 21, 2023 with respect to the results of the Company’s Annual General Meeting of Shareholders

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BONSO ELECTRONICS INTERNATIONAL, INC. (Registrant)

Date: March 22, 2023	By:	/s/ Albert So

Albert So, Chief Financial Officer and Secretary